Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

January 10, 2024

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY-EQ)

BSE Limited (Scrip Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/Madam,

Sub:	Disclosure under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 - change in Senior Management Personnel

Pursuant to Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Listing Regulations”), we would like to inform the following changes in the Senior Management Personnel of the Company:

a)	Dr. Ranjana Pathak has resigned from her role as Global Head of Quality and Pharmacovigilance. She will cease to be a member of the Management Council and Senior Management Personnel of the Company, effective on January 12, 2024. The resignation letter received from Dr. Pathak is annexed herewith; and

b)	Mr. Krishna Venkatesh, currently Head Global - Injectable Operations is elevated to the role of Global Head – Quality and Pharmacovigilance, and is also inducted as a Member of the Management Council and Senior Management Personnel of the Company, effective from January 12, 2024.

The details required under Regulation 30 of the SEBI Listing Regulations, read with SEBI Circular No. SEBI/HO/CFD/CFD-PoD-1/P/CIR/2023/123 dated July 13, 2023, is given in Annexure enclosed herewith.

This is for your information and records.

Thanking you,

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer and Head-CSR

Encl: as above

Annexure

Details under Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, read with SEBI/HO/CFD/CFD-PoD-1/P/CIR/2023/123 dated July 13, 2023

Sl. No.	Particulars	Details
1	Reason for change viz. appointment, re-appointment, resignation, removal, death or otherwise

a)    Resignation of Dr. Ranjana Pathak from the role of Global Head of Quality and Pharmacovigilance.

b)    Appointment of Mr. Krishna Venkatesh as a member of the Management Council and Senior Management Personnel of the Company.

2	Date of appointment/ re-appointment/ cessation (as applicable); and term of appointment/ re-appointment

a)   Dr. Ranjana Pathak has resigned from her role as Global Head of Quality and Pharmacovigilance. She will cease to be a member of the Management Council and Senior Management Personnel of the Company, effective on January 12, 2024.

b)   Mr. Krishna Venkatesh, appointed as Global Head - Quality, and inducted as a Member of Management Council and Senior Management Personnel of the Company, effective from January 12, 2024.

The Board of the Directors has approved the induction of Mr. Venkatesh as a Member of the Management Council and Senior Management Personnel of the Company on January 10. 2024.

3	Brief profile (in case of appointment)

a)    Not applicable

b)   Mr. Krishna Venkatesh has ~28 years of experience. He joined the organization in March 2010 after stints in Barr Pharma and Teva in the US. He has a rich experience in product development, technical services, process engineering, tech transfer and scale ups. In his current role he has turned around the injectables operations significantly. He holds an MS in Pharmaceutics from University of Mississippi and is a graduate from BITS Pilani.

4	Disclosure of relationships between directors (in case of appointment of a director)	Not applicable

Date: January 10, 2024

To:

Dr. Reddy’s Laboratories Limited

8-2-337, Road No-3, Banjara Hills

Hyderbabad-Telangana-500034

Dear Erez,

Sub: Resignation

I hereby tender my resignation from my role of Global Head of Quality and Pharmacovigilance of Dr. Reddy’s Laboratories Limited. I would be relocating back to the US.

I sincerely appreciate the opportunity to work with the organization and have truly enjoyed the role. I wish the Company great success in the future.

Thanking you and regards,

/s/ Dr. Ranjana B Pathak
Dr. Ranjana B Pathak